PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

SUPPL

SEC
Mail Processing
Section

JUN - 9 2009

Washington, DC
100

09046334

6th April 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

~~Premier Oil plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releaseS dated 29th May 2009.

"Appointment of new Non-Executive Director"
"AGM Statement"
"Result of AGM"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

dlw 6/15

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier")

Appointment of non-executive director

29th May 2009

Premier is pleased to announce that Mike Welton will join Premier's Board as a non-executive director with effect from 1st June 2009. Mike was appointed Chairman of Southern Water in January 2008 and also sits on the advisory board of Montrose Associates. He was previously Chairman of Hanson plc, the Turkish/British Business Council and the UK Government's Railway Sector Advisory Group. He has also held the position of Chief Executive of the international engineering construction and services group Balfour Beatty plc.

Mike is a chartered civil engineer and Fellow of the Royal Academy of Engineering and the Institution of Civil Engineers.

Sir David John, Chairman, commented:
"Mike brings a wealth of board-level experience and will be a worthy addition. I am delighted to welcome him to the Board."

Enquiries

Premier Oil plc	**Tel: 020 7730 1111**
Simon Lockett	
Tony Durrant	
Pelham PR	
James Henderson	**Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis	**Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov	**Tel: 020 7337 1513 / 07894 608 606**

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier")

Result of AGM

29th May 2009

Premier Oil PLC announces that resolutions 1 – 12 proposed at its Annual General Meeting held earlier today were duly passed. Resolution 13 was amended to correct a small clerical error and was also duly passed in its amended form.

Enquiries

Premier Oil plc — **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson — **Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis — **Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov — **Tel: 020 7337 1513 / 07894 608 606**

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc

("Premier")

AGM Statement

29th May 2009

The following statement was made by Simon Lockett, Chief Executive of Premier Oil plc, at today's Annual General Meeting of the Company:

"The extreme volatility in both the commodity and capital markets over the last twelve months has proven to be fertile ground for Premier. As well as record financial results, our portfolio of development projects continued to advance both commercially and technically. I am particularly pleased that, despite a generally lower commodity price outlook, we have been able, through cost cutting and re-engineering, to maintain a portfolio of future developments which should have the potential for significant, profitable growth over the next few years.

On the exploration side, this year will see Premier drilling a total of ten exploration and appraisal wells. The programme has begun well with encouraging activity in Egypt and Pakistan and we look forward to the outcome of new wells in Vietnam, Norway and the Congo in the very near future.

The highlight of our year was the acquisition, completed last week, of the North Sea assets of Oilexco. These assets more than double our production and triple the size of our reserve base in the North Sea. We have acquired with the assets a number of important operatorships and a team in Aberdeen well equipped to build on the combined business. We believe that this represents extremely good value, all the more so given a healthy recovery in prices since announcement. We could not have done this deal without the enormous support shown by shareholders for which I would like to say thank you.

Between year-end 2007 and 2008, pro forma the Oilexco acquisition, oil and gas reserves increased by 26 per cent, to 257 million barrels of oil equivalent. Our total reserves and resources have risen to close to 450 million barrels. Our confidence in the potential of this resource base has allowed us to increase our medium term production target to 75,000 barrels per day.

Financially too, Premier remains in an extremely strong position. After completion of the Oilexco acquisition, the balance sheet has net debt of around 250 million dollars with liquidity in the form of cash and undrawn facilities of around $500 million. We were grateful for the support of our core banks in providing a new facility in very difficult bank market conditions and pleased that, following a syndication process, nine banks joined our syndicate allowing an increase of $100 million in the size of the facility.

The combination of our undrawn bank facilities and our strong operating cash flow means that our $1 billion capital programme, incorporating both Premier and Oilexco developments, will be comfortably funded.

In summary, a strong 2008 and a very positive start to 2009. Our extensive development programme is on track and we look forward to our ongoing exploration programme around the world. We are delighted to have completed our Oilexco acquisition in the North Sea and look forward to further acquisitions in our target areas."

Enquiries

Premier Oil plc **Tel: 020 7730 1111**

Simon Lockett

Tony Durrant

Pelham PR

James Henderson **Tel: 020 7337 1501 / 07774 444 163**

Gavin Davis **Tel: 020 7337 1515 / 07910 104 660**

Evgeniy Chuikov **Tel: 020 7337 1513 / 07894 608 606**